Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement (No. 333-189842) on Form S-3 and the registration statement (No. 333-185068) on Form S-8 of NGL Energy Partners, LP of our report dated June 24, 2013, with respect to the combined balance sheets of Gavilon Energy (The Energy Business Units of Gavilon, LLC) as of December 31, 2012 and 2011, and the related combined statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2012, which report appears in the Form 8-K/A (Amendment No. 1) of NGL Energy Partners, LP dated December 2, 2013 and filed on February 18, 2014.

/s/ KPMG LLP

Omaha, Nebraska
February 18, 2014